SEC File No. 5-46709


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              ---------------------
                           LaSalle Re Holdings Limited
                       (Name of Subject Company (issuer))

                           LaSalle Cover Company, LLC
                         Costa Brava Partnership III, LP
                           Roark, Rearden & Hamot, LLC
                        White Bay Capital Management LLC
                                  Seth W. Hamot
                                Andrew R. Siegel
                       (Name of Filing Persons (Offerors))

               Series A Preferred Stock, par value $1.00 per Share
                         (Title of Class of Securities)

                                  BMG5383Q1197
                      (CUSIP Number of Class of Securities)


          Seth W. Hamot                               Andrew R. Siegel
   Roark, Rearden & Hamot, Inc.               White Bay Capital Management LLC
        68 Harvard Street             and        100 Park Avenue, 16th Floor
  Brookline, Massachusetts 02445                  New York, New York 10017
          (617) 264-2844                               (917) 517-7650

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of the filing persons)

                                    Copy to:
                  Otterbourg, Steindler, Houston & Rosen, P.C.
                                 230 Park Avenue
                          New York, New York 10169-0075
                       Attention: Donald N. Gellert, Esq.
                                 (212) 661-9100

                            CALCULATION OF FILING FEE
                Transaction Valuation*     Amount of Filing Fee**
                     $ 3,510,000                  $444.72

     * Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,000,000 shares of Series A Preferred Stock of LaSalle Re Holdings Limited at the tender offer price of $1.17 per share of Series A Preferred Stock.

     ** The filing fee is based upon the transaction valuation multiplied by .0001267.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $190.05
          Form or Registration No.: SC TO -T  File No. 5-46709
          Filing Party: LaSalle Cover Company, LLC
          Date Filed: December 23, 2004

          Amount Previously Paid: $254.67
          Form or Registration No.: SC TO - T/A File No. 5-46709
          Filing Party: LaSalle Cover Company, LLC
          Date Filed: January 21, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          |X| third-party tender offer subject to Rule 14d-1. |_| issuer tender offer subject to Rule 13e-4.
          |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission ("SEC") on December 23, 2004,as amended by Amendment No. 1 thereto filed with the SEC on January 21, 2005, relating to the offer by LaSalle Cover Company, LLC, a Delaware limited liability company ("Purchaser") to purchase all of the issued and outstanding shares of Series A Preferred Stock, $1.00 par value per share, of LaSalle Re Holdings Limited (the "Company"), at a purchase price of $1.17 per share, net to the seller in cash and without interest thereon. The terms and conditions of such offer are described in the Amended and Restated Offer to Purchase, dated January 21, 2005 (the "Offer to Purchase"), and in the Amended and Restated related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(I) and
(a)(1)(J), respectively, to the Statement. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.

Items 1 through 9 and Item 11 of the Statement, which incorporate by reference the information contained in the Offer to Purchase, are amended as set forth below.

At 12:00 Midnight, New York City time, on Monday, February 18, 2005, the Offer expired, as scheduled. The Depositary has advised the Purchaser that a total of 1,271,179 Shares were validly tendered in the Offer and not withdrawn. The Purchaser has accepted all such Shares.

Item 12.       Exhibits.

(a)(1)(A)      Offer to Purchase, dated December 23, 2004*
(a)(1)(B)      Form of Letter of Transmittal*
(a)(1)(C)      Form of Notice of Guaranteed Delivery*
(a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*
(a)(1)(E)      Form of Letter to Clients*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)      Press Release issued by LaSalle Cover Company, LLC on December
               23, 2004*
(a)(1)(H)      Letter to Shareholders, dated December 23, 2004*
(a)(1)(I)      Amended and Restated Offer to Purchase, dated January 21, 2005*
(a)(1)(J)      Form of Amended and Restated Letter of Transmittal*
(a)(1)(K)      Form of Amended and Restated Notice of Guaranteed Delivery*
(a)(1)(L) Form of Amended and Restated Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*
(a)(1)(M)      Form of Amended and Restated Letter to Clients*
(a)(1)(N)      Summary Advertisement of the Offer*
(a)(1)(O)      Letter to Shareholders, dated January 21, 2005*
(a)(1)(P) Letter of Agreement dated February 17, 2005 between Georgeson Shareholder Communications Inc. and White Bay Capital Management LLC.
(a)(1)(Q) Depositary Agent Agreement dated February 16, 2005 between Purchaser and Computershare Trust Company of New York
(b)            None.
(d)            None.
(g)            None.
(h)            None.

-----------------
* Previously filed

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        LASALLE COVER COMPANY, LLC


                                        By:    /s/ ANDREW R. SIEGEL
                                               -------------------------------
                                        Name:  Andrew R. Siegel
                                        Title: Manager


                                        COSTA BRAVA PARTNERSHIP III, L.P.


                                        By:    /s/ SETH W. HAMOT
                                               -------------------------------
                                        Name:  Seth W. Hamot
                                        Title: Manager


                                        ROARK, REARDEN & HAMOT, LLC


                                        By:    /s/ SETH W. HAMOT
                                               -------------------------------
                                        Name:  Seth W. Hamot
                                        Title: Manager


                                        WHITE BAY CAPITAL MANAGEMENT LLC


                                        By:    /s/ ANDREW R. SIEGEL
                                               -------------------------------
                                        Name:  Andrew R. Siegel
                                        Title: Manager


                                        /s/ SETH W. HAMOT
                                        --------------------------------------
                                        Seth W. Hamot


                                        /s/ ANDREW R. SIEGEL
                                        --------------------------------------
                                        Andrew R. Siegel

Date: February 24, 2005

                                INDEX TO EXHIBITS
                                -----------------

(a)(1)(A)      Offer to Purchase, dated December 23, 2004*

(a)(1)(B)      Form of Letter of Transmittal*

(a)(1)(C)      Form of Notice of Guaranteed Delivery*

(a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(E)      Form of Letter to Clients*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)      Press Release issued by LaSalle Cover Company, LLC on December
               23, 2004*

(a)(1)(H)      Letter to Shareholders, dated December 23, 2004*

(a)(1)(I)      Amended and Restated Offer to Purchase, dated January 21, 2005*

(a)(1)(J)      Form of Amended and Restated Letter of Transmittal*

(a)(1)(K)      Form of Amended and Restated Notice of Guaranteed Delivery*

(a)(1)(L) Form of Amended and Restated Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(M)      Form of Amended and Restated Letter to Clients*

(a)(1)(N)      Summary Advertisement of the Offer*

(a)(1)(O)      Letter to Shareholders, dated January 21, 2005*

(a)(1)(P) Letter of Agreement dated February 17, 2005 between Georgeson Shareholder Communications Inc. and White Bay Capital Management LLC.

(a)(1)(Q) Depositary Agent Agreement dated February 16, 2005 between Purchaser and Computershare Trust Company of New York

-----------------
* Previously filed